Mail Stop 0306


March 23, 2005



Via Facsimile and U.S. Mail

Richard L. Jones
Chief Financial Officer
Microwave Filter Company, Inc.
6743 Kinne Street
East Syracuse, NY  13057


	Re:	Microwave Filter Company, Inc.
		Form 10-K for the fiscal year ended September 30, 2004
			Filed December 23, 2004
		Form 10-Q for the fiscal quarter ended December 31, 2004
		File No. 000-10976

Dear Mr. Jones:

      We have reviewed your response dated March 8, 2005 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K/A as of September 30, 2004

1. We note your 10-K/A filed March 8, 2005 does not include the certifications required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act. Please amend your 10-K/A filed March 8, 2005 to include the required certifications.

Form 10-Q/A as of December 31, 2004

2. We note your 10-Q/A filed March 8, 2005 does not include the certifications required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act. Please amend your 10-Q/A filed March 8, 2005 to include the required certifications.


* * * * * * * *


      As appropriate, please amend your September 30, 2004 Form
10-K
and your December 31, 2004 Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387 or me at (202) 942-2861 if you have questions regarding these comments. In this regard, do not hesitate to contact Daniel
Gordon,
the Branch Chief, at (202) 942-2813.


							Sincerely,


							Kate Tillan
							Reviewing Accountant


??

??

??

??

Mr. Richard Jones
Microwave Filter Company, Inc.
March 23, 2005
Page 1


1